FRINGE GOLF

Premium golf apparel with 41% repeat buyers and a mission to end Alzheimer's



NOW RAISING ON WEFUNDER · 2026
FRINGE GOLF
GOLF APPAREL THAT FIGHTS ALZHEIMER'S.
Built by two founders who each lost a parent to the disease, now profitable and growing
41%
Repeat purchase rate
$126
Average order value
2
Signed pros
$6B
Golf apparel market
BACKED BY USAGAINSTALZHEIMER'S · OFF-THE-FRINGE 2026 · 14 SPONSORS

fringegolfus.com Boston, MA





Highlights

1. Co-founders lost parents to dementia — authentic mission, not marketing-workshop "purpose."
2. 41% repeat purchase rate in 6 months — apparel benchmarks sit at 20–25% after years of work.
3. Golf apparel is a $6B segment growing 6% annually, projected to hit $8.6B by 2030.
4. Owns the open quadrant: premium quality meets cause-driven brand — nobody else is there.
5. Three revenue streams: tournament series, DTC apparel, and wholesale/pro-shop distribution.

6 Advisors include Jack Harvey (ex-Twitter exec) and Sarah Hoit (Harvard MBA, ex-White House).

7 Blue-chip launch partners: Audi, Sodexo, Maplewood, McDonald Electrical, Pine Hills.

Team



Jeffrey Resten   Cofounder

Co-Founder of Fringe Golf, bringing a strong analytics background across machine learning, AI implementation and product insights to help build a purpose-driven golf brand supporting brain health, community impact and player development.

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Wesley Bevins   Cofounder   `SPV Voting Proxy`

Co-Founder of Fringe Golf, bringing business, merchandising and varsity golf experience to a purpose-driven golf brand that honors the game's tradition, redefines its style and supports brain health impact.

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Sarah Hoit   Strategic Advisor

Strategic Advisor to Fringe Golf and health-tech entrepreneur focused on AI, brain health, longevity and food-as-medicine. Co-Founder/CEO of Vitality IP and Co-Founder/Chair of Social Impact Partners' Global Brain Health Initiative.

in



Jack Harvey   Strategic Advisor

Strategic Advisor to Fringe Golf and seasoned growth executive. CSO of VitalityIP, CEO of Accelarise, and former Twitter leader with experience scaling health-tech, AI, strategic partnerships, revenue engines and investor communications.

in



Patricia Holbrook Chief Financial Officer

Chief Financial Officer of Fringe Golf and early-stage finance specialist with cross-industry experience helping founders build the financial foundation to fundraise, scale, and operate with discipline.



Evan Camire AI & Brand Architect

Leading AI and branding at Fringe Golf, bringing experience in AI tools, marketing, and workflow automation to sharpen messaging, shape business strategy, and drive productivity across a purpose-driven golf brand.

evan-camire.netlify.app in X



Kyle Madigan Director of Sales

Strong background in sales leadership, startup growth, and firsthand experience caddying at prestigious golf courses across the Boston area. His network, broad skill set, and passion for the game make him a key part of Fringe's growth and partnerships.



Eric Germain Sales Manager

Brings a strong background in sales, sports, and event execution, including experience at Rhapsody Sports, a leading golf simulator and launch monitor company, where he drove sales while supporting tournaments and brand activations.

Pitch Deck









FRINGE
GOLF

Memo

INVESTOR MEMO · NO. 001 · 2026

AN INVESTOR INVITATION

GOLF HAS A STAGE.
WE'RE BUILT FOR IT.

A premium golf apparel brand built around brain health and athlete support, with a 41% repeat purchase rate in its first six months against an 18% industry average.

41%	42%	$6.6B
reorder rate, 2× the industry	gross margins, before ads	market by 2030

01

INVESTOR THESIS

WHY FRINGE IS WORTH YOUR ATTENTION

We build in the open quadrant of a $6B golf apparel market. Our customers come back at more than twice the industry rate. The team that scaled Free Fly Apparel to a $100M brand sits on our advisory board.

01







02

REAL TRACTION IN SIX MONTHS

41% repeat purchase rate against an 18% industry average, and 405 orders shipped with near-zero paid spend.

OPEN WHITE SPACE IN A $6B MARKET

Fringe is the only major purpose-native golf brand, alone at the intersection of premium aesthetic and a real cause.

03

ADVISORS WHO BUILT THE PLAYBOOK

Free Fly Apparel's co-founder and head of product are on our board. Free Fly scaled past $100M through community-led growth.

04

PARTNERSHIPS SECURED EARLY

Partnered with major brands including True Linkswear, Five Iron Golf, True Spec, and Audi to produce the Off the Fringe tournament.

02

THE PROBLEM

A $6B MARKET BUILT FOR A DIFFERENT GENERATION

Golf is one of the fastest-growing lifestyle markets in the country. 26 million Americans play, and 38% of them are under 45. The brands they buy from were built for a different era, focused on logo recognition and tour sponsorships.

— **TODAY**

The next-generation golfer wants gear that carries weight beyond the logo. Today's options stop at the logo, splitting the customer between heritage labels and aesthetic-only brands.

— **THE COST**

Players who care about authenticity, values, and community spend their loyalty outside the game. Apparel becomes a transaction instead of part of how they show up.

03

THE OPPORTUNITY

CAUSE-DRIVEN COMMERCE HAS CAUGHT UP TO GOLF

The global golf apparel market is growing at 6.9% annually, and the US segment alone is projected to reach $2.8B by 2030. Inside that, the purpose-driven slice is growing faster, at 8.5% per year. Cause-commerce overall is expanding three times faster than traditional retail, and golfers are part of that shift, willing to pay premium for product that reflects what they value.

$6.6B
GLOBAL APPAREL BY 2030

$750M
US PURPOSE-DRIVEN SEGMENT

$175M
FRINGE ADDRESSABLE MARKET

Sources: global golf apparel and segment projections from industry market reports referenced in the company pitch deck. Fringe addressable market modeled at 35% of the US purpose-driven segment.

04

THE SOLUTION

PREMIUM APPAREL WHERE THE MISSION IS THE FOUNDATION

We design premium golf and lifestyle apparel that performs on the course and reads as everyday wear. Every product contributes to brain health research through the Global Brain Health Initiative, and we fund aspiring professional golfers directly through a profit-share program.



SIGNATURE POLO



PERFORMANCE HOODIE



EVERY PRODUCT FUNDS BRAIN HEALTH

The mission is woven in from the first stitch, never bolted on after.



HEADWEAR



WOMEN'S POLO



APPAREL

— WHAT WE REPLACE

Heritage golf labels that compete on logo and legacy, alongside aesthetic-only brands that stop at the logo.

— WHAT CHANGES FOR THE CUSTOMER

Premium product they wear with pride, where the price tag funds a mission they already care about.



RESPECT THE TRADITION.
REDEFINE THE STYLE.

05
DIFFERENTIATION

THE ONLY OPEN QUADRANT IN GOLF APPAREL

Premium golf apparel today splits along two axes. Brands either compete on legacy logos or on modern aesthetic, and almost none anchor in real purpose. Fringe sits alone in the modern and purpose quadrant.



— **Purpose is the foundation of the company.** Brain health is the reason Fringe exists. Both founders lost a parent to early-onset Alzheimer's, and the origin story is documented and verifiable.

— **Premium product the customer actually wears.** Performance fabrics, elevated design, and a 41% repeat rate signal a brand people return to.

— **Real partnerships secured early.** Partnered with major brands including True Linkswear, Five Iron Golf, True Spec, and Audi to produce the Off the Fringe tournament.

— **Advisors who built the playbook.** Austin Elliot (co-founder, Free Fly Apparel) and Chris Preston (Head of Product, Free Fly) sit on our advisory board.

06

EARLY VALIDATION

SIX MONTHS IN, THE PRODUCT IS WORKING.

41%

REPEAT PURCHASE RATE, 6 MONTHS POST LAUNCH

FRINGE 41%

INDUSTRY 18%

More than 2x the DTC apparel industry average of 18%. Built on 405 orders since soft launch, with near-zero paid acquisition.

$126

AVERAGE ORDER VALUE

We soft launched in October 2025 and have proven the brand on real customers.

8,200

ORGANIC IG FOLLOWERS

Grown organically, with most results coming from near-zero paid marketing.

~2%

SITE CONVERSION

Tracking near the apparel industry benchmark on real customer traffic.

07

BRAND VALIDATION

A FRINGE ATHLETE TEED IT UP AT THE U.S. OPEN

ON GOLF'S BIGGEST STAGE

A FIRST-YEAR BRAND, ON THE SAME TEE AS THE BEST IN THE WORLD.

In June 2026, sponsored athlete **Robbie Higgins** qualified for the **126th U.S. Open at Shinnecock Hills**, finishing fourth of 78 at final qualifying.

He earned the spot on merit, then played golf's biggest stage in Fringe. Visibility on the biggest stage in the game came through an athlete who got there on his own.


U.S. OPEN
SHINNECOCK HILLS · 2026

You back a brand players choose to wear when the whole world is watching.



126TH	T4	FRINGE
U.S. OPEN · SHINNECOCK HILLS	OF 78 AT FINAL QUALIFYING	WORN ON THE TEE

SHINNECOCK HILLS

GO-TO-MARKET

COMMUNITY-LED, CAUSE-AMPLIFIED.

We grow through experiences, content, and relationships. Our flagship motion is the Off-The-Fringe tournament series, which doubles as brand activation, charitable fundraising, and direct customer acquisition. We layer paid social, creator partnerships, and pro shop wholesale on top.

OFF-THE-FRINGE TOURNAMENT SERIES

Branded tournaments from Boston to Charleston combining apparel revenue, sponsorship, brand storytelling, and direct support for Alzheimer's research. Inaugural event May 19, 2026 at Pinehills Golf Club, Plymouth, MA.

CONTENT AND PARTNERSHIPS

Co-founder Wes Bevins runs an established golf content channel. We work with mid-tier creators on Instagram and YouTube, and partner with golf-adjacent organizations like AMPTour to reach players directly.



BACKED & SUPPORTED BY

THE BRANDS AND PARTNERS IN FRINGE'S CORNER.























UsAgainstAlzheimer's	Audi Norwell	5i Five Iron Golf	True Spec Golf
Ship Sticks	Global Brain Health Initiative by Social Impact Partners	Spinnaker	Kilgore Insurance Agency
A	Balanced Rock	McDonald Electrical Corporation	VitalityIP It's Personal

09

CATEGORY CONTEXT

WHAT APPAREL BRANDS HAVE RAISED ON WEFUNDER

Apparel and lifestyle brands have proven they can raise meaningful capital on Wefunder, often by activating their existing customer community. Below is a recent reference set from the platform.

PREMIUM ATHLEISURE

Actively Black

$1.10M

Black-owned premium athleisure. Reg CF round closed January 2025, anchored in cultural mission.

WOMEN'S OUTDOOR TECHNICAL

Wild Rye

~$1.00M

Women-led outdoor apparel sold in REI, evo, Title Nine. 2025 community round, $13M valuation.

FUNCTIONAL APPAREL

HAVN

$675K

$15M cumulative revenue, 36% growth in 2024. Backed by Lululemon's former president.

VERSATILE OUTDOOR

LIVSN Designs

$420K

First Wefunder round in 2022 from 474 investors. Returned to the platform in 2025 for round two.

REFERENCE POINTS ONLY. OUTCOMES VARY. SOURCES VERIFIED ON WEFUNDER, MAY 2026.

10

BUSINESS MODEL

THREE REVENUE STREAMS, ONE COMMUNITY

Our revenue mix is engineered for both margin and brand momentum. Tournament events drive the largest share of projected revenue, supported by direct apparel sales and a growing wholesale channel through pro shops.

01

TOURNAMENT EVENTS

Title sponsorships, hole sponsorships, and tournament entries through the Off-The-Fringe series. Projected to be the majority share

02

DIRECT-TO-CONSUMER APPAREL

Premium polos, hoodies, hats, and accessories sold through fringegolfus.com. $126

03

PRO SHOP WHOLESALE

Early pilots with three regional golf courses, expanding through 2026 and 2027. The advisory board's experience scaling DTC

of revenue in 2026 and beyond.

average order value with 41% of buyers returning for a second purchase.

into wholesale informs the playbook.

11

MARKET EXPANSION

WHERE WE GO FROM HERE

Our near-term path widens what is already working. Longer term, the brand opens into adjacent platforms that strengthen the core apparel business.

— NEAR TERM

Expand the Off-The-Fringe series down the East Coast. Scale wholesale into more pro shops. Continue product line growth across spring/summer and fall/winter collections.

— LONGER ARC

Develop The Fringe Index, an amateur golfer ranking and sponsorship platform that creates a new revenue layer and deepens the company's role inside the golf ecosystem.

12

USE OF FUNDS

WHERE THE ROUND GOES TO WORK



THE DEPLOYMENT

BUILT FOR THE NEXT CHAPTER.

We have planned the deployment of these funds against three priorities: build the brand into its next phase, hire the team needed to scale operations, and expand product depth and distribution.

Brand & Acquisition   **30%**

Team & Operations   **30%**

Product & Distribution   **40%**

WHAT EACH PRIORITY BUILDS

Brand & Acquisition

Paid acquisition, athlete and influencer seeding, pop-ups at majors and cause-driven tournaments.

Team & Operations

Core hires (head of ops, design, sales, e-commerce) and working capital.

Product & Distribution

Spring/summer and fall/winter collections, performance fabric R&D, wholesale expansion.

13

MILESTONES

WHAT WE PLAN TO DELIVER

Q3 2026

TOURNAMENT SERIES EXPANSION

Run the second and third Off-The-Fringe tournaments and lock locations through 2027.

Q4 2026

FALL / WINTER COLLECTION

Ship the next product collection with new performance pieces and expanded accessories.

Q1 2027

WHOLESALE ACCELERATION

Expand pro shop placements from three regional courses to a multi-state wholesale network.

Q2 2027

ATHLETE PROGRAM GROWTH

Sign and support additional Fringe athletes through the profit-share program.

14

WHY NOW

THE WINDOW WE ARE STEPPING INTO

The next generation of golfers is buying differently. They want product that reflects their values, and they expect transparency about what their money funds. The brands they grew up with were built before that expectation existed.

Cause-commerce is growing three times faster than traditional retail. Brain health awareness is rising in the cultural conversation. Golf, as a four-hour shared experience, is one of the few platforms left where these conversations can happen face to face.





A NOTE FROM THE FOUNDERS

WHY WE BUILT THIS, IN OUR OWN WORDS

Fringe began far from any boardroom. Jeff started it on the one-year anniversary of his mother Donna's passing, a promise made at her grave to do something real about Alzheimer's. Wes found the brand in its earliest days and saw his own father Scott's story reflected.

Two founders. Two losses. One game that brings people together for four uninterrupted hours. Investing in this round means joining the people we call Fringe-siders, the ones who believed in this from the beginning.

TWO FOUNDERS. TWO LOSSES. ONE GAME THAT BRINGS PEOPLE TOGETHER.



JEFF RESTEN
CO-FOUNDER



WES BEVINS
CO-FOUNDER

FOUNDER-LED, ADVISOR-BACKED

THE TEAM BEHIND FRINGE.

The people building Fringe day to day, and the brand veterans guiding the climb.



CO-FOUNDER
JEFF RESTEN
DESIGN & PRODUCT



CO-FOUNDER
WES BEVINS
COMMUNITY & CONTENT



PATTI HOLBROOK

CHIEF FINANCIAL
OFFICER



EVAN CAMIRE

AI & BRAND ARCHITECT



KYLE MADIGAN

DIRECTOR OF SALES



ERIC GERMAIN

REVENUE GROWTH



LUKE VALERIO

CONTENT MANAGER



SARAH HOIT

STRATEGIC ADVISOR



JACK HARVEY

STRATEGIC ADVISOR

**FREE FLY
APPAREL**

ADVISORY BOARD

Austin Elliot
Co-founder, Free Fly

Chris Preston
Head of Product

JOIN THE ROUND

WEAR THE MISSION.

Fringe-siders are the believers who join early. The ones who see what
is being built and want to help build it.